Exhibit 12

GUARANTY

     This GUARANTY is given as of October 30, 2004 by Constellation Brands, Inc., a Delaware corporation (“Constellation”), and Huneeus Vintners LLC, a Delaware limited liability company, (“Huneeus”) in favor of The Chalone Wine Group Ltd., a California corporation (the “Company”).

     WHEREAS, on the date hereof, Domaines Barons de Rothschild (Lafite), a société en commandite par actions organized under the laws of France (“Parent”), Holdco, a California corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) with the Company as the Surviving Corporation; and

     WHEREAS, pursuant to the Merger Agreement, at the “Effective Time”, as such term is defined in the Merger Agreement, (i) Merger Sub will be merged with and into the Company and all of the shares outstanding of “Company Common Stock”, as such term is defined in the Merger Agreement, other than Company Common Stock owned by Parent, will be converted into the right to receive the "Merger Consideration”, as such term is defined in the Merger Agreement and (ii) each option to purchase shares of Common Stock with an exercise price per share less than the Merger Consideration shall be canceled in exchange for the right to receive a payment in cash, without interest, equal to the “Option Merger Consideration”, as such term is defined in the Merger Agreement; and

     WHEREAS, as a condition to the Company’s execution of and entry into the Merger Agreement, Constellation and Huneeus have agreed to guaranty the obligation of the Parent and Merger Sub to pay the Merger Consideration and the Option Merger Consideration under the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

Guaranty

     Section 1.01. Guaranty. Constellation and Huneeus (the “Guarantors") hereby irrevocably and unconditionally, jointly and severally, guarantee to the Company the prompt and full payment by Parent and Merger Sub of the Merger Consideration and the Option Merger Consideration, in accordance with the terms hereof, provided that the aggregate obligations of the Guarantors hereunder shall not exceed an amount equal to the Merger Consideration plus the Option Merger Consideration less $18 million (the “Guaranty Limit”). The Guarantors acknowledge and agree that such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against Parent or Merger Sub. If Parent or Merger Sub shall default in the due and punctual payment in full of the Merger Consideration, the Guarantors will forthwith make full payment of any amount due with respect thereto, up to the amount of the Guaranty Limit.

     Section 1.02. Guaranty Unconditional. The liabilities and obligations of the Guarantors pursuant to this Guaranty are unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

     (a) any acceleration, extension, renewal, settlement, compromise, waiver or release in respect of the Merger Consideration or Option Merger Consideration by operation of law or otherwise;

     (b) any modification or amendment of or supplement to the Merger Agreement;

     (c) any change in the corporate existence, structure or ownership of Parent, Merger Sub or the Guarantors or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any of them or their assets; or

     (d) any other act, omission to act, delay of any kind by any party hereto or any other Person, or any other circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of the obligations of the Guarantors hereunder.

     Section 1.03. Waivers of the Guarantors. The Guarantors hereby waive any right, whether legal or equitable, statutory or non-statutory, to require the Company to proceed against or take any action against or pursue any remedy with respect to Parent, Merger Sub, or any other Person or make presentment or demand for performance or give any notice of nonperformance before the Company may enforce its rights hereunder against such Guarantors. Without limiting the generality of the foregoing, each Guarantor hereby expressly waives any and all benefits or defenses which otherwise might be available to such Guarantor under California Civil Code Sections 2809, 2810, 2819, 2845, 2849, 2850, 2899 and 3433.

     Section 1.04. Discharge only upon Performance in Full. The Guarantors’ obligations hereunder shall remain in full force and effect until the Merger Consideration shall have been paid in full. If at any time any payment by Parent or Merger Sub of all or any portion of the Merger Consideration is rescinded or must be otherwise restored or returned, whether upon the insolvency, bankruptcy or reorganization of Parent or Merger Sub or otherwise, Guarantors’ obligations hereunder with respect to the Merger Consideration shall be reinstated at such time as though the Merger Consideration, or the portion thereof restored or returned, had become due and had not been paid.

ARTICLE 2

Representations and Warranties of the Guarantors

     The Guarantors represents and warrants to the Company that:

     Section 2.01. Existence and Power. Each of Constellation, a corporation, and Huneeus, a limited liability company, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the such Guarantor. Each Guarantor has heretofore delivered to the Company true and complete copies of its charter or other organizational documents as currently in effect.

     Section 2.02. Corporate Authorization. The execution, delivery and performance by each Guarantor of this Guaranty are within the powers of each Guarantor and have been duly authorized by all necessary action of each Guarantor. This Guaranty constitutes a valid and binding agreement of each Guarantor.

     Section 2.03. Governmental Authorization. The execution, delivery and performance by the Guarantors of this Guaranty require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational.

     Section 2.04. Non-contravention. The execution, delivery and performance by the Guarantors of this Guaranty do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of either Guarantor, (ii) contravene, conflict with or result in a violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree, or (iii) conflict with or result in the breach of, or constitute a default under, or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which either Guarantor is a party or by which such Guarantor or any of its property is bound, except for such contraventions, conflicts, breaches, defaults or violations referred to in clauses (ii) and (iii) that would not be reasonably expected materially to impair the ability such Guarantor to perform its obligations hereunder.

     Section 2.05. Governing Law; Jurisdiction. This Guaranty shall be governed and construed in accordance with the laws of the State of California,

without regard to the laws that might be applicable under conflicts of laws principles. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Guaranty shall be brought in any federal court located in the Northern District of the State of California or any California state court located in San Francisco, California, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

     Section 2.06. Severability. If any term or other provision of this Guaranty is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Guaranty shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Guaranty so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. Any provision of this Guaranty held invalid or unenforceable only in part, degree or certain jurisdictions will remain in full force and effect to the extent not held invalid or unenforceable. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Guaranty invalid, illegal or unenforceable in any respect.

     Section 2.07. Amendment. This Guaranty may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors or other governing body, at any time before the Effective Time of the Merger, but, thereafter, no amendment shall be made. This Guaranty may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 2.08. Assignment. This Guaranty shall not be assigned by any party hereto without the prior written consent of the other parties, provided, however, that each Guarantor may (i) assign any or all of its rights and interests hereunder to one or more of its affiliates and (ii) designate one or more of its affiliates to perform its obligations hereunder; provided, further, that, in any or all such cases, such Guarantor nonetheless shall remain responsible for the performance of all of its obligations hereunder

     Section 2.09. Counterparts. This Guaranty may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Guaranty to be duly executed by their respective authorized officers as of the day and year first above written.

CONSTELLATION BRANDS, INC.

/s/ Richard Sands

Name:	Richard Sands
Title:	Chairman of the Board and Chief Executive Officer

HUNEEUS VINTNERS LLC
/s/ Agustin Huneeus

Name:	Agustin Huneeus
Title:	Manager

Accepted and Acknowledged:

THE CHALONE WINE GROUP LTD.

/s/ Thomas B. Selfridge

Name:	Thomas B. Selfridge
Title:	President / CEO